LoCorr Investment Trust
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

October 23, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LoCorr Investment Trust (the “Trust”)
Registration Nos. 333-171360, 811-22509
LoCorr Dynamic Opportunity ETF
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, LoCorr Dynamic Opportunity ETF (the “Fund”), respectfully requests withdrawal of Post-Effective Amendment Number 69 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed electronically with the Securities and Exchange Commission on July 11, 2025 (Accession No. 0000894189-25-004972) for the purpose of registering shares of the Fund as a new series of the Trust.

The Registration Statement has not been declared effective by the Commission, and the Trust confirms that no securities were sold in connection with the Amendment, and no prospectus contained in the Registration Statement has been distributed.

The Trust has determined that it will not proceed with the series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendment is consistent with the public interest.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Ryan Charles at (480) 964-6008 or ryan.charles1@usbank.com.

Sincerely,

/s/ Kevin M. Kinzie
Kevin M. Kinzie
President
LoCorr Investment Trust